THUMZUP MEDIA CORPORATION

10557-B Jefferson Blvd.
Los Angeles, California 90232

November 20, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Matthew Derby

RE:	Thumzup Media Corporation
Registration Statement on Form S-3
File No. 333-288570

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Thumzup Media Corporation, a Nevada corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-288570), initially filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2025 (as amended, the “Registration Statement”) together with all amendments and exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting to withdraw the Registration Statement because it has determined not to register, at this time, the contemplated resale of securities to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement the Company may file with the Commission.

We request that the Commission issue an order granting the withdrawal of the Registration Statement and provide a copy thereof to our counsel Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP by email at rafriedman@sheppardmullin.com as soon as it is available.

Please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 should you have any questions concerning this request.

Very truly yours,

THUMZUP MEDIA CORPORATION

By:	/s/ Robert Steele
Name:	Robert Steele
Title:	Chief Executive Officer

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